# Simplify Genomics, Inc.

**(a Delaware Corporation)**

## Audited Financial Statements

**As of the year ended December 31, 2025**
**and December 31, 2024**

# Financial Statements

## Simplify Genomics, Inc.

Table of Contents

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

To: Management of Simplify Genomics, Inc.
Attn: Travis Lacey, CEO
Re: 2025-2024 Financial Statement Audit – Simplify Genomics, Inc.

## Report on the Audit of the Financial Statements

**Opinion**

We have audited the financial statements of Simplify Genomics, Inc., which comprise the balance sheets as of December 31, 2025 and of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Simplify Genomics, Inc. as of December 31, 2025 and of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Simplify Genomics, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Simplify Genomics, Inc.'s ability to continue as a going concern.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Simplify Genomics, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Simplify Genomics, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

BAS Partners LLC

Pembroke Pines, Florida
November 6, 2026

**Simplify Genomics, Inc.**
**BALANCE SHEETS**
**December 31, 2025 and 2024**
**(Audited)**

| | AS AT DECEMBER 31, | |
|---|---|---|
| **ASSETS** | **2025** | **2024** |
| | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 920,507 | $ 3,814,041 |
| Accounts receivables, net | 463,560 | 248,150 |
| Prepaid expense | 121,257 | 245,413 |
| R&D tax credit receivable | 18,877 | 60,206 |
| **Total Current Assets** | 1,524,201 | 4,367,810 |
| Intangibles, net | 599,468 | 699,379 |
| Other assets | 1,478 | 1,478 |
| Fixed assets, net | 11,689 | - |
| **Total assets** | **$ 2,136,836** | **$ 5,068,667** |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| | | |
| **Current Liabilities** | | |
| Accounts payable | $ 449,479 | $ 1,090,717 |
| Accrued expenses | 230,733 | 293,647 |
| Accrued interest | 1,671 | 33,726 |
| **Total current liabilities** | 681,883 | 1,418,090 |
| Convertible notes payable, related party, net of current portion | 100,000 | 200,000 |
| **Total liabilities** | 781,883 | 1,618,090 |
| | | |
| **Shareholder's equity** | | |
| Preferred stock | 1,254 | 1,254 |
| Common stock | 1,000 | 1,000 |
| Additional paid-in-capital | 2,222,190 | 2,222,190 |
| Stock subscription receivable | (885) | (885) |
| SAFE Notes | 5,445,000 | 5,445,000 |
| Retained earnings | (6,313,606) | (4,217,982) |
| Total shareholders' equity | 1,354,953 | 3,450,577 |
| Total liabilities and shareholders' equity | **$ 2,136,836** | **$ 5,068,667** |

The accompanying footnotes are an integral part of these financial statements.

**Simplify Genomics, Inc.**
**STATEMENTS OF OPERATIONS**
**For the Years Ended December 31, 2025 and 2024**
**(Audited)**

| | FOR THE YEARS ENDED DECEMBER 31, | | | |
|---|---|---|---|---|
| | 2025 | | 2024 | |
| Net revenue earned | $ | 964,535 | $ | 1,484,653 |
| Cost of revenue earned | | 596,386 | | 674,861 |
| **Gross profit** | | 368,149 | | 809,792 |
| **Operating Expenses:** | | | | |
| Research and development | | 238,049 | | 250,493 |
| Software and Lab costs | | 346,894 | | 343,269 |
| General and administrative | | 122,146 | | 135,628 |
| Salaries and wages | | 1,437,474 | | 1,073,333 |
| Professional fees | | 278,185 | | 260,334 |
| Depreciation and amortization | | 99,912 | | 99,912 |
| **Total Operating Expense** | | 2,522,660 | | 2,162,969 |
| **Loss from operations** | | (2,154,511) | | (1,353,177) |
| **Other Income/(Expenses):** | | | | |
| Other income | | 58,887 | | 6,061 |
| Interest expense | | - | | - |
| Stock based compensation | | - | | (129,714) |
| **Total other income** | | 58,887 | | (123,653) |
| Provision for income taxes | | - | | - |
| **Net Loss** | **$** | **(2,095,624)** | **$** | **(1,476,830)** |

The accompanying footnotes are an integral part of these financial statements.

## Simplify Genomics, Inc.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
## For the Years Ended December 31, 2025 and 2024 (Audited)

| | Preferred Stock | | Common Stock | | Shareholders' Equity | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **Shares** | **Amount** | **Shares** | **Amount** | **Additional Paid-in-Capital** | **Stock subscription receivable** | **SAFE Notes** | **Accumulated Deficit** | **Total Stockholders' Equity** |
| **Balance at December 31, 2023** | 1,254,000 | $ 1,254 | 1,000,000 | $ 1,000 | $ 2,487,476 | $ (885) | $ 420,000 | $ (2,741,152) | $ 167,693 |
| Stock issuance costs | - | - | - | - | (395,000) | - | - | - | (395,000) |
| Vesting of stock options | - | - | - | - | 129,714 | - | - | - | 129,714 |
| Issuance of SAFE Notes | - | - | - | - | - | - | 5,025,000 | - | 5,025,000 |
| Net loss | - | - | - | - | - | - | - | (1,476,830) | (1,476,830) |
| **Balance at December 31, 2024** | 1,254,000 | 1,254 | 1,000,000 | 1,000 | 2,222,190 | (885) | 5,445,000 | (4,217,982) | 3,450,577 |
| Net loss | - | - | - | - | - | - | - | (2,095,624) | (2,095,624) |
| **Balance at December 31, 2025** | **1,254,000** | **$ 1,254** | **1,000,000** | **$ 1,000** | **$ 2,222,190** | **$ (885)** | **$ 5,445,000** | **$ (6,313,606)** | **$ 1,354,953** |

The accompanying footnotes are an integral part of these financial statements.

**Simplify Genomics, Inc.**
**STATEMENTS OF CASH FLOWS**
**For the Years Ended December 31, 2025 and 2024**
**(Audited)**

| | FOR THE YEARS ENDED DECEMBER 31, | |
|---|---|---|
| | **2025** | **2024** |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Loss | $ (2,095,624) | $ (1,476,830) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Accrued interest | (32,055) | 20,000 |
| Depreciation and amortization | 99,912 | 99,912 |
| Stock based compensation | - | 129,714 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (215,410) | 136,497 |
| Prepaid expenses | 124,156 | (85,083) |
| R&D tax credit receivables | 41,329 | 9,668 |
| Other assets | | (1,478) |
| Accounts payable | (641,239) | 95,149 |
| Accrued expenses | (62,914) | 195,205 |
| **ACTIVITIES** | (2,781,845) | (877,246) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchase of fixed assets | (11,689) | - |
| **NET CASH USED IN INVESTING ACTIVITIES** | (11,689) | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Payments of notes payable | (100,000) | - |
| Proceeds from SAFE notes issued | - | 5,025,000 |
| Stock Issuance Costs | - | (395,000) |
| **NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES** | (100,000) | 4,630,000 |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (2,893,534) | 3,752,754 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 3,814,041 | 61,287 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | **$ 920,507** | **$ 3,814,041** |

The accompanying footnotes are an integral part of these financial statements.

**Simplify Genomics, Inc.**
**Notes to the Financial**
**Statements December 31, 2025**
**and 2024 (Audited)**

## NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Simplify Genomics, Inc. ("Company") was incorporated in the State of Delaware on February 18, 2021. The Company is a genomics technology company that has built an analytical and interpretation platform to empower genomics in healthcare. The Company empowers clinical decisions with genomic reporting and genome exploration at the speed of thought using our proprietary genome search engine.

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $6,300,000 as of December 31, 2025. These factors are integral to the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations with funding from additional capital raises, and funds from revenue producing activities. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through November 6, 2026, and no adjustments have been made to the financial statements. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

*Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of deferred tax assets.

*Risks and Uncertainties*

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

*Cash and Cash Equivalents*

The Company considers all highly liquid debt instruments and other short-term investments with a maturity date of three months or less, when purchased, to be cash equivalents.

*Accounts Receivable*

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of December 31, 2025 and 2024, the allowance for doubtful accounts was $0. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

*Prepaid Expenses*

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

*Property and Equipment*

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the statement of operations.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

*Intangible Assets*

Intangible Assets consist of intellectual property purchased by the Company (see Note 4).

*Revenue Recognition*

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:

i. Identification of the promised goods in the contract;
ii. Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
iii. Measurement of the transaction price, including the constraint of variable consideration;
iv. Allocation of the transaction price of the performance obligations; and
v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

*Revenue Recognition (Continued)*

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The Company produces and sells genomic reporting analysis to its customers. The Company's performance obligation is satisfied when the reports have been delivered, which is at a point in time.

Deferred revenue relates to product sales paid, partially or in full, prior to delivery to customers. As of December 31, 2025 and 2024 the Company had no deferred revenues.

*Long-lived Assets*

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company periodically evaluates whether events and circumstances have occurred that indicate possible impairment. When impairment indicators exist, the Company uses market quotes, if available, or an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life in measuring whether or not the asset values are recoverable. The Company did not recognize impairment on its long-lived assets during the year ended December 31, 2025. Identified intangible assets are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

*Research and Development Costs*

Research and development costs are charged to expense when incurred as alternative future uses are not considered.

*Organizational Costs*

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

*Advertising*

The Company expenses advertising costs as they are incurred.

*Stock Based Compensation*

The Company accounts for stock options issued to employees under ASC 718, *Stock Compensation*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

*Stock Based Compensation (Continued)*

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining the stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

*Compensated Absences*

The Company's policy is to recognize costs for sick time and personal time off when paid. As of December 31, 2025, no accrual has been deemed necessary to expense related costs in the accompanying financial statements.

*Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination.

The Company has adopted ASC 740, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

*Fair Value Measurement*

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025.

**NOTE 3 – RESEARCH AND DEVELOPMENT TAX CREDITS**

The Company operations qualify for research and development tax credits. Each year the Company submits a return to receive tax credits subsequent to each year end.

**NOTE 4 – INTANGIBLE ASSETS**

On January 1, 2024, the Company purchased intellectual property rights which included business plans for operations from the Company's CEO and shareholder in exchange for 689,655 common shares valued at $1.00 per share. The intangible asset of $689,655 was recorded with a useful life of 10 years.

On January 1, 2024, the Company purchased intellectual property rights which included clinic lab licenses and research data. The purchase price was $309,460 common shares valued at $1.00 per share. The intangible asset of $309,460 was recorded with a useful life of 10 years.

The Company’s management regularly reviews the carrying value of these assets for impairment and decline in value. Management believes that no impairment exists with respect to these assets as of December 31, 2025.

**NOTE 4 – INTANGIBLE ASSETS (CONTINUED)**

Amortization expense for the years ended December 31, 2025 and 2024, was $99,912.

Future annual amortization expense is as follows:

Years Ending December 31,

| | |
|---|---|
| 2026 | $ 99,912 |
| 2027 | 99,912 |
| 2028 | 99,912 |
| 2029 | 99,912 |
| 2030 | 99,912 |
| Thereafter | 99,908 |
| Total future amortization | $ 599,468 |

**NOTE 5 – NOTES PAYABLE**

On March 3, 2025, the Company entered into a promissory note agreement for $100,000 which bears interest at 10%. The principal balance and interest, including all accrued interest, is due on demand by the Lender at any time after December 31, 2024. As of December 31, 2025 the outstanding principal and accrue interest balance was $100,000 and $1,671, respectively.

**NOTE 6 – CONVERTIBLE NOTE PAYABLE**

On June 8, 2025, the Company entered into a promissory note agreement for $100,000 which bears interest at 10%. The principal balance and interest, including all accrued interest, is due at maturity on December 31, 2024. The Note contains a provision for conversion to shares of the Company in the event of change in control, qualified financing event, or non-qualified financing event. As of December 31, 2025 no conversions have been made. As of December 31, 2025 the outstanding principal and accrue interest balance was $100,000 and $5,671, respectively.

**NOTE 7 – EQUITY**

Share Authorization

The total number of shares of all classes of stock that the corporation has authority to issue is 4,300,000, consisting of 3,000,000 shares of Common stock $0.001 par value and 1,300,000 shares of preferred stock $0.001 par value.

Voting

Common Stock shall be entitled to one vote for each share held on all voting matters. Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of preferred stock are convertible as of the record date.

**NOTE 8 – STOCK-BASED COMPENSATION**

The Company established an Equity Incentive Plan (EIP) that will allow the Company to grant, from time to time, equity incentives in the form options, stock, restricted stock and other forms of compensation to employees, managers, and consultants of the Company. The Company's Board of Directors approved up to 574,713 shares to be granted under the EIP.

**NOTE 8 – STOCK-BASED COMPENSATION (CONTINUED)**

Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2025:

| | **Options** | **Weighted Average Exercise Price** |
|---|---|---|
| Option outstanding, beginning of year | 518,856 | $ 1.00 |
| Granted | - | $ 0.00 |
| Exercised | - | $ 0.00 |
| Expired | - | $ 0.00 |
| Options outstanding, end of year | 518,856 | $ 1.00 |

These options expire 10 years after the grant date. The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

| | **Total Options** | **Weighted Average Calculate d Value** |
|---|---|---|
| Nonvested options | | |
| Total non-vested options outstanding, beginning of year | 174,517 | $ 1.00 |
| Granted | - | $ 0.00 |
| Vested | - | $ 1.00 |
| Forfeited | - | $ 0.00 |
| Total non-vested options outstanding, end of year | 174,517 | $ 1.00 |
| Options exercisable, end of year | 518,856 | $ 1.00 |

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2024:

| | Options | Weighted Average Exercise Price |
|---|---|---|
| Option outstanding, beginning of year | 518,856 | $ 1.00 |
| Granted | - | $ 0.00 |
| Exercised | - | $ 0.00 |
| Expired | - | $ 0.00 |
| Options outstanding, end of year | 518,856 | $ 1.00 |

These options expire 10 years after the grant date. The shares vest ratably over a period of 48 months. The shares will be issued when exercised from a pool of reserved shares.

| | Total Options | Weighted Average Calculated Value |
|---|---|---|
| Nonvested options | | |
| Total non-vested options outstanding, beginning of year | 231,304 | $ 0.00 |
| Granted | - | $ 1.00 |
| Vested | - | $ 1.00 |
| Forfeited | - | $ 0.00 |
| Total non-vested options outstanding, end of year | 231,304 | $ 1.00 |
| Options exercisable, end of year | 518,856 | $ 1.00 |

## NOTE 8 – STOCK-BASED COMPENSATION (CONTINUED)

The total calculated value of stock options granted as of December 31, 2025, was $223,981, of which $0 and $129,714 was included in stock option compensation expense for the years ended December 31, 2025 and 2024, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $118,965 as of December 31, 2025.

## NOTE 9 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The cumulative tax effect at the expected rate of 21 % of significant items comprising the net deferred tax amount is as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Net operating loss and tax credit carryforward | $ 440,081 |
| Deferred tax liabilities: | |
| | (0) |
| Less: Valuation allowance | (440,081) |
| Deferred tax assets, net | $ - |

ASC 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company's financial statements. ASC 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2025, the Company had no accrued interest or penalties related to uncertain tax positions.

## NOTE 10 - RELATED PARTY TRANSACTIONS

A shareholder is also the parent company of a customer of the Company. These transactions are considered by management to be arm’s length transactions.

The Company’s recognized revenues with this related party for the years ended December 31, 2025 and 2024, totaled $655,850 and $1,220,000, respectively. As of December 31, 2025 and 2024, the Company had accounts receivable from this related party totaling $417,200 and $222,950, respectively.

**NOTE 11 - COMMITMENTS AND CONTINGENCIES**

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450, *Contingencies.* The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of December 31, 2025 the Company is not aware of any contingent liabilities that should be reflected in the financial statements.

**NOTE 12 - SUBSEQUENT EVENTS**

Management's Evaluation

The Company has evaluated subsequent events for recognition and disclosure through November 6, 2026, which is the date the financial statements were available to be issued.